Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

October 22, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton and Christopher Bellacicco

Re: RiverNorth Managed Duration Municipal Income Fund, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-281390; 811-23434); Response to Examiner Comments on N-2

Dear Ms. Hamilton and Mr. Bellacicco:

This letter responds to the staff’s comments that you provided via telephone on September 10, 2024 and September 12, 2024, in connection with your review of the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING Comments

1.	There are multiple instances of information that needs to be updated within the Registration Statement. Please ensure this information will be updated in a pre-effective amendment.

The Registrant confirms that all open items have been updated in the Revised Registration Statement.

2.	Please ensure that all filings incorporated by reference are hyperlinked in accordance with the FAST Act.

The Registrant confirms that all filings incorporated by reference have been hyperlinked in the Revised Registration Statement.

3.	The Fund’s June 30, 2024 N-CSR is incorporated by reference in multiple locations, but at the time of the filing, the June 30, 2024 N-CSR had not been filed with the Securities and Exchange Commission. Please ensure this information is on file on EDGAR.

The Fund confirms that the June 30, 2024 N-CSR filed on September 6, 2024 (SEC Accession No. 0001398344-24-017528). The June 30, 2024 N-CSR has been appropriately incorporated by reference into the Revised Registration Statement with appropriate hyperlinks included per comment 2 above.

4.	The Staff notes that it will need to review the audit consent with the Revised Registration Statement.

The Registrant confirms that the audit consent has been filed as an exhibit to the Revised Registration Statement.

DISCLOSURE Comments

5.	Page 15 of the Prospectus discusses MMD Rate Locks. Please provide a more comprehensive discussion in the Registration Statement regarding how MMD Rate Locks work, the parties involved and the risks.

The Fund has revised the above-referenced disclosure as follows in the Revised Registration Statement:

“The Fund may also purchase and sell municipal market data rate locks (“MMD Rate Locks”). An MMD Rate Lock permits the Fund to lock in a specified municipal interest rate for a portion of its portfolio to preserve a return on a particular investment or a portion of its portfolio as a duration management technique or to protect against any increase in the price of securities to be purchased at a later date. By using an MMD Rate Lock, the Fund can create a synthetic long or short position, allowing the Fund to select what the manager believes is an attractive part of the yield curve. The Fund will ordinarily use these transactions as a hedge or for duration or risk management although it is permitted to enter into them to enhance income or gain or to increase the Fund’s yield, for example, during periods of steep interest rate yield curves (i.e., wide differences between short term and long term interest rates). An MMD Rate Lock is a contract between the Fund and an MMD Rate Lock provider pursuant to which the parties agree to make payments to each other on a notional amount, contingent upon whether the Municipal Market Data AAA General Obligation Scale is above or below a specified level on the expiration date of the contract. For example, if the Fund buys an MMD Rate Lock and the Municipal Market Data AAA General Obligation Scale is below the specified level on the expiration date, the counterparty to the contract will make a payment to the Fund equal to the specified level minus the actual level, multiplied by the notional amount of the contract. If the Municipal Market Data AAA General Obligation Scale is above the specified level on the expiration date, the Fund will make a payment to the counterparty equal to the actual level minus the specified level, multiplied by the notional amount of the contract.”

The Fund confirms that disclosure regarding the risks associated with MMD Rate Locks was added to the Fund’s June 30, 2024 annual report and is incorporated by reference into the Prospectus in the Revised Registration Statement.

6.	Page 20 of the Prospectus discusses the BNP Credit Agreement. Please file such agreement as an exhibit to the Registration Statement.

The Fund confirms that it has filed the BNP Credit Agreement as an exhibit to the Revised Registration Statement.

7.	The last paragraph on page 46 of the Prospectus states the following: “The 2020 Control Share Statute Relief reflects only the enforcement position of the Staff and is not binding on the SEC or any court, however, the limited judicial precedent that exists supports CEFs’ ability to utilize control share statutes.” However, some courts have held that these types of statutes raise issues under Section 18(i) of the Investment Company Act of 1940, as amended, so please confirm or clarify this disclosure.

The above-referenced disclosure has been revised as follows in the Revised Registration Statement: “The 2020 Control Share Statute Relief reflects only the enforcement position of the Staff and is not binding on the SEC or any court, and some uncertainty around the application under the 1940 Act of state control share statutes exists as a result of recent federal and state court decisions that have found that certain control share acquisition provisions violate the 1940 Act.”

8.	The N-2 is materially incomplete because it does not incorporate by reference to any existing shareholder report and is therefore missing disclosure about several N-2 items. In the future, please backwards incorporate to an existing annual report that can be reviewed to confirm A.2 eligibility and compliance with N-2 requirements.

The Fund confirms that, in the future, it will backwards incorporate to the existing annual report as requested.

9.	For future reference, if any filing will be due after the initial N-2 is filed, but before the N-2 is declared effective, please include a statement that all filings filed by the Registrant pursuant to the Securities Exchange Act of 1934, as amended, after the date of the initial Registration Statement and prior to effectiveness of the Registration Statement shall be deemed to be incorporated by reference into the prospectus.

The Fund confirms that the requested change will be made in all future registration statement filings, as applicable.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,
/s/ David L. Williams
David L. Williams

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